Exhibit 99.1

Brookfield Asset Management Inc.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND

AVAILABILITY OF INVESTOR MATERIALS

The Annual Meeting of Shareholders of Brookfield Asset Management Inc. (the “Corporation” or “Brookfield”) will be held in The Auditorium, 300 Madison Avenue, New York, NY, U.S.A. on Thursday, May 9, 2013 at 10:00 a.m., Eastern Daylight Time (EDT), for the following purposes:

1)	to receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2012, including the external auditor’s report;

2)	to elect directors who will serve until the end of the next annual meeting of shareholders;

3)	to appoint the external auditor who will serve until the end of the next annual meeting of shareholders and authorize the directors to set its remuneration; and

4)	to consider and, if thought advisable, pass an advisory resolution on the Corporation’s approach to executive compensation.

We will consider other business that may properly come before the meeting. You have the right to vote at the meeting if you were a Brookfield shareholder on March 22, 2013. Before casting your vote, we encourage you to review the meeting’s business in the section “Business of the Meeting” beginning on page 7 of our circular.

Under recent changes to Canadian securities laws, we are no longer required to distribute physical copies of our circular and 2012 annual report (collectively, the “investor materials”). Instead, we are posting electronic versions of the investor materials on our website for shareholder review – a process known as “Notice and Access”. Electronic copies of the investor materials may be accessed at www.brookfield.com and www.sedar.com.

Please contact us at 1-866-989-0311 or inquiries@brookfield.com should you have any questions about Notice and Access or wish to receive paper copies of the investor materials. If you contact us before the meeting, we will mail materials within 3 business days of your request. We must receive your request prior to 5:00 p.m. EDT on April 25, 2013 to ensure you will receive paper copies in advance of the deadline to submit your vote.

We are mailing our annual report to all shareholders who returned a request form last year asking for a paper copy of the report. All other shareholders have the option of requesting a paper copy as described herein. All shareholders who have signed up for electronic delivery of the investor materials will continue to receive them by mail.

Information for Registered Holders

If you are not attending the meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on Tuesday May 7, 2013. You have a number of options to cast your proxy vote:

—	Cast your vote on the Internet at www.proxypush.com/bam
—	Fax your signed proxy to (416) 368-2502 or 1-866-781-3111
—	Return your signed proxy by mail using the enclosed business reply envelope
—	Scan and send your signed proxy to proxy@canstockta.com.

Information for Non-Registered Holders

Non-registered shareholders will have received a voting instruction form with this notice. If you do not wish to attend and vote at the meeting (or have another person attend and vote on your behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

By Order of the Board of Directors

A.J. Silber
Toronto, Canada	Corporate Secretary
March 20, 2013